May 16, 2008

American International Group, Inc.
     70 Pine Street,
          New York, NY 10270.

Ladies and Gentlemen:

          As tax counsel to American International Group, Inc. in connection with the issuance of 196,710,525 shares of common stock, as described in the prospectus supplement, dated May 12, 2008 (the “Prospectus Supplement”), to the prospectus dated July 13, 2007, we hereby confirm to you, that subject to the qualifications, limitations and assumptions set forth in the Prospectus Supplement, we are of the opinion that the statements set forth in the Prospectus Supplement under the caption “Certain United States Tax Consequences To Non-U.S. Holders of Common Stock,” to the extent such statements summarize U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of the common stock by non-U.S. holders, are accurate in all material respects.

          Our opinion set forth above is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative pronouncements, and, judicial precedents, all as of the date hereof. The foregoing authorities may be repealed, revoked or modified, and any such change may have retroactive effect.

          We express no opinion with respect to the transactions referred to herein or in the Prospectus Supplement other than as expressly set forth herein, nor do we express any opinion herein concerning any law other than the federal tax law of the United States. Moreover, we note that our opinion is not binding on the Internal Revenue Service or courts, either of which could take a contrary position.

          We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under which the common stock has been offered and sold. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ SULLIVAN & CROMWELL LLP